File number ~~82 - 524~~

82-34640

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

04030177

6 May 2004

SUPPL

Dear Sir

Friends Provident plc - File number ~~82 - 524~~

Since our previous submission to you on 4 May 2004, I enclose recent releases to the London Stock Exchange.

Increase of share capital - 6 May 2004

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

dlw 5/24

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Increase of Issued Share Capital
Released	17:49 6 May 2004
Number	PRNUK-0605

FRIENDS PROVIDENT PLC

Increase of Share Capital

The Board of Friends Provident plc (the 'Company') announces that on 6 May 2004 the issued share capital of the Company increased to 1,723,627,288 ordinary shares of 10 pence each to satisfy the exercise of options under the Friends Provident Share Incentive Plan (`SIP').

Application has been made for admission of the 32,774 new ordinary shares to trading on the London Stock Exchange.

Under the Partnership Share element of the SIP, executive directors are able to acquire shares in the Company, in common with all eligible employees. They can do so by contributing for one year from September 2003, up to £125 per month or in lump sum payments up to £1,500 a year. Shares are purchased within 30 days of the contribution being made. Messrs G K Aslet, A R G Gunn, K Satchell and B W Sweetland have each elected to make a maximum monthly contribution. The Company has received notification from G K Aslet, A R G Gunn, K Satchell and B W Sweetland that, of the shares acquired by the Trustees of the SIP, they have each acquired 88 shares for the April contribution.

Enquiries: Brian Sweetland, Director and Secretary 01306 653087

END

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